UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Critical Path, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

22674 V 50 6

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Mark J. Ferrer

Chief Executive Officer

2 Harrison Street, 2nd Floor

San Francisco, California 94105

(415) 541-2500

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Michael J. Zukerman, Esq. General Counsel and EVP 2 Harrison Street, 2nd Floor San Francisco, California 94105 (415) 541-2500	Nathaniel M. Cartmell III Glenn J. Borromeo Pillsbury Winthrop Shaw Pittman LLP P.O. Box 7880 San Francisco, California 94120 (415) 983-1000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$1,563,580	$168.00

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have an aggregate value of $1,563,580 calculated using the Black-Scholes option pricing model based upon the closing sale price of the issuer’s common stock on the National Association of Securities Dealers’ Over-the-Counter Bulletin Board on May 26, 2006.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction. The filing fee was previously paid with the Schedule TO filed with the Securities and Exchange Commission on May 31, 2006.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Critical Path, Inc., a California corporation (the “Company”), with the Securities and Exchange Commission on May 31, 2006, relating to the offer by the Company to exchange outstanding options to purchase shares of its common stock, par value $0.001 per share, on the terms and subject to the conditions described in the Exchange Offer, dated May 31, 2006, and related attachment thereto (the “Exchange Offer”). This Amendment No. 1 reflects amendments which were made to Exhibit (a)(1)(C) attached to this Amendment No. 1 to the Schedule TO.

This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Exchange Offer for Certain Outstanding Options for New Stock Options, dated May 31, 2006.

(a)(1)(B)*	Presentation to Eligible Participants of Critical Path, Inc., dated May 31, 2006.

(a)(1)(C)	Memo to Eligible Participants of Critical Path, Inc., dated June 5, 2006.

(a)(1)(D)*	Election Form.

(a)(1)(E)*	Notice of Withdrawal.

(a)(1)(F)*	Form of Communication to Eligible Participants Participating in the Option Exchange Offer Confirming Receipt of Election Form.

(a)(1)(G)*	Form of Communication to Eligible Participants Confirming Receipt of Notice of Withdrawal.

(a)(1)(H)*	Form of Rights Letter to Eligible Participants Participating in the Option Exchange Offer.

(a)(1)(I)*	Form of Communication to Eligible Participants Rejecting the Election Form under the Option Exchange Offer.

(a)(1)(J)*	Form of Communication to Eligible Participants Rejecting the Notice of Withdrawal under the Option Exchange Offer.

(a)(1)(K)*	Form of Reminder Email to Eligible Participants.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)*	Critical Path, Inc.’s Amended and Restated 1998 Stock Plan and forms of Stock Option Agreements.

(d)(2)*	Critical Path, Inc.’s 1999 Nonstatutory Stock Option Plan and form of Stock Option Agreement.

(d)(3)*	Form of Replacement Stock Option Agreement.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Critical Path, Inc.

By:	/S/ MARK J. FERRER

Name: Mark J. Ferrer
Title: Chief Executive Officer

Date: June 5, 2006

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)*	Exchange Offer for Certain Outstanding Options for New Stock Options, dated May 31, 2006.

(a)(1)(B)*	Presentation to Eligible Participants of Critical Path, Inc., dated May 31, 2006.

(a)(1)(C)	Memo to Eligible Participants of Critical Path, Inc., dated June 5, 2006.

(a)(1)(D)*	Election Form.

(a)(1)(E)*	Notice of Withdrawal.

(a)(1)(F)*	Form of Communication to Eligible Participants Participating in the Option Exchange Offer Confirming Receipt of Election Form.

(a)(1)(G)*	Form of Communication to Eligible Participants Confirming Receipt of Notice of Withdrawal.

(a)(1)(H)*	Form of Rights Letter to Eligible Participants Participating in the Option Exchange Offer.

(a)(1)(I)*	Form of Communication to Eligible Participants Rejecting the Election Form under the Option Exchange Offer.

(a)(1)(J)*	Form of Communication to Eligible Participants Rejecting the Notice of Withdrawal under the Option Exchange Offer.

(a)(1)(K)*	Form of Reminder Email to Eligible Participants.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)*	Critical Path, Inc.’s Amended and Restated 1998 Stock Plan and forms of Stock Option Agreements.

(d)(2)*	Critical Path, Inc.’s 1999 Nonstatutory Stock Option Plan and form of Stock Option Agreement.

(d)(3)*	Form of Replacement Stock Option Agreement.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.